                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                 GameStop Corp.
                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                     1326380
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens amp; Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2007

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ ]

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                               Page 1 of 20 Pages

CUSIP No. 1326380    13D                                      Page 2 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            The Group is comprised of the following persons:
                     1.       James J. Kim
                     2.       Agnes C. Kim
                     3.       David D. Kim, as Trustee
                     4.       John T. Kim, as Trustee
                     5.       Susan Y. Kim, as Trustee
                     6.       David D. Kim Trust of 12/31/87
                     7.       John T. Kim Trust of 12/31/87
                     8.       Susan Y. Kim Trust of 12/31/87
                     9.       EB Nevada Inc.
                     10.      The Electronics Boutique, Inc.

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            Not applicable; not organized

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,270,300 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,238,300  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,270,300
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* OO

CUSIP No. 1326380    13D                                      Page 3 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            James J. Kim

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole Voting  Power 38,400  shares,  or less than 0.1% of the
      Shares        Class A common stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,270,240 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive  Power 32,000 shares,  or less than 0.1% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,900  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,270,240
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 4 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            Agnes C. Kim

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,840 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,840  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,840
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 5 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            David D. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 6 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            John T. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 7 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            Susan Y. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 8 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            David D. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                      Page 9 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            John T. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                     Page 10 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            Susan Y. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            United States Citizen

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,766 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,766  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,766
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No. 1326380    13D                                     Page 11 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            EB Nevada Inc.

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            Organized in the State of Nevada

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,746 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,746  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,746
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* CO

CUSIP No. 1326380    13D                                     Page 12 of 20 Pages

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
            The Electronics Boutique, Inc.

2.   Check the Appropriate Box if a Member of a Group*
            (a) [   ]         (b) [   ]

3.   SEC Use Only

4.   Source of Funds*
            Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
            Organized in the Commonwealth of Pennsylvania

   Number of   7.   Sole  Voting  Power 0  shares,  or 0% of the  Class A common
      Shares        stock outstanding
Beneficially
    Owned by   8.   Shared Voting Power 2,231,746 shares, or 1.5% of the Class A
        Each        common stock outstanding
   Reporting
 Person With   9.   Sole Dispositive Power 0 shares, or 0% of the Class A common stock outstanding

               10.  Shared  Dispositive  Power 2,231,746  shares, or 1.5% of the
                    Class A common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,231,746
     shares of Class A common stock outstanding

12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares* [X]

13.  Percent  of Class  Represented  by  Amount  in Row (11) 1.5% of the Class A
     common stock outstanding

14.  Type of Reporting Person* CO

                                  Page 13 of 20

     This  statement is the second  amendment  to the  statement on Schedule 13D previously  filed by the  Reporting  Persons  (as  defined  in Item 2 below)  on
October 17, 2005. This amendment is filed to report changes in their  beneficial ownership  as further  described  in Item 5 below.  The  Schedule  13D is hereby amended and restated to read in its entirety as follows:

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of Class A common  stock,  par value  $0.001  per  share  ("Common  Stock"),  of
GameStop Corp., a Delaware corporation ("Gamestop Corp." or the "Issuer"),  with its  principal  place of business at 625  Westport  Parkway,  Grapevine,  Texas,
76051.

     Item 2. Identity and Background.

     (a) This  Schedule 13D is being filed by a group of persons  consisting  of
James J. Kim, Agnes C. Kim,  David D. Kim, as Trustee,  John T. Kim, as Trustee,
Susan Y. Kim, as Trustee  (the "Kim  Family"),  David D. Kim Trust of  12/31/87,
John T.  Kim  Trust of  12/31/87,  Susan Y. Kim  Trust  of  12/31/87  (the  "Kim
Trusts"),  EB Nevada Inc., a Nevada corporation,  and The Electronics  Boutique,
Inc., a Pennsylvania corporation, (the "Kim Companies" and together with the Kim
Family and the Kim  Trusts,  the  "Reporting  Persons").  Attached as Schedule I
hereto and  incorporated  herein by reference is a list containing the (a) name,
(b) citizenship,  (c) present  principal  occupation or employment,  and (d) the name,  principal business,  and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of each of the Kim Companies.

     (b) The principal business address for the Kim Family and the Kim Trusts is
1345 Enterprise Drive, West Chester, Pennsylvania, 19380. The principal business address  for EB Nevada  Inc.  is 2251A  Renaissance  Drive,  Suite 4, Las Vegas,
Nevada, 89119. The principal business address for The Electronics Boutique, Inc.
is 931 South Matlack Street, West Chester, Pennsylvania, 19382.

     (c) Attached as Schedule II hereto and incorporated  herein by reference is a list containing (a) the present principal occupation or employment and (b) the name,  principal business,  and address of any corporation or other organization in which such  employment  is conducted,  of each member of the Kim Family.  The principal  business  of the Kim  Trusts  is  purchasing,  holding,  and  selling securities and other assets for investment  purposes.  The principal business of the EB Nevada Inc. is purchasing,  holding, and selling securities of the Issuer and other  companies for  investment  purposes.  The  principal  business of The
Electronics Boutique, Inc. is purchasing,  holding, and selling securities of EB
Nevada Inc. for investment purposes.

     (d) None of the  Reporting  Persons  has  during  the last five  years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations of state  securities  laws or finding any  violation  with respect to such laws.

     (e) To the knowledge of the Reporting Persons,  during the last five years, none of the directors or officers of the Kim  Companies has been  convicted in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) For each  Reporting  Person,  the  response to Row 6 on the cover page, indicating  the  citizenship  or  place  of  organization  of  such  person,  is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially acquired their shares of Common Stock on October
8, 2005 in exchange for shares of common stock of Electronics  Boutique Holdings
Corp., as further  described in Item 5(b) below.  The Issuer completed a 2 for 1 stock split in March 2007.

     Item 4. Purpose of Transaction.

     EB Nevada Inc. sold  6,000,000  shares of common stock of the issuer on May
2, 2007 in order to engage in other  passive  investment  opportunities.  One or more of the Reporting Person may in the future, respectively,  on his own behalf and/or on behalf of his spouse, or a trust, for passive investment purposes,  as described above,  acquire beneficial  ownership of shares of Common Stock of the
Issuer, in the open market or otherwise, and may also, depending on then current circumstances,  dispose  of all or a portion of the  Common  Stock  beneficially owned by the Reporting Person in a transaction or multiple  transactions.  Other than as described above,  none of the Reporting Persons has any present plans or proposals  which  relate  to or  that  would  result  in any of the  actions  or transactions  described  in  paragraphs  (a)  through  (j)  of  Item  4  of  the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) For each Reporting Person,  the response to Rows 11 and 13 on the cover page,  indicating the aggregate  number and percentage of shares of Common Stock
beneficially  owned  by  each  Reporting  Person,  is  incorporated   herein  by
reference.  The  ownership  percentages  were  calculated  based on  152,577,362 outstanding  shares of Class A Common  Stock as of March 23, 2007 as reported in the Form 10-K of GameStop Corp. for the fiscal year ended February 3, 2007. Each
Reporting  Person  states  that the  filing  of this  Schedule  13D shall not be construed as an  admission  that such  Reporting  Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially  owned by the other
Reporting Persons in this Schedule 13D.

     (b) For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating  the number of shares as to which  such  person has the sole power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 8 on the  cover  page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 9 on the  cover  page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

     For each  Reporting  Person,  the  response  to Row 10 on the  cover  page, indicating  the number of shares as to which such person has the shared power to dispose or to direct the disposition, is incorporated herein by reference.

As  reported  in the  initial  Schedule  13D filed by the  Reporting  Persons on
October 17,  2005,  pursuant  to an  Agreement  and Plan of Merger (the  "Merger
Agreement")  among The  Electronics  Boutique  Holdings Corp.  ("EB"),  GameStop
Corp., GameStop,  Inc., a Minnesota corporation,  GSC Holdings Corp., a Delaware corporation,  Cowboy Subsidiary LLC, a Delaware limited liability  company,  and
Eagle Subsidiary LLC, a Delaware limited  liability  company,  shares of EB were exchanged  on October 8, 2005 at a closing held at the offices of Bryan Cave LLP
(counsel to GameStop Corp.) New York, New York as follows:

     James J. Kim and Agnes C. Kim  exchanged 60 shares of EB they owned jointly and  severally for 47 shares of GameStop  Corp,  which they own jointly and severally

     David D. Kim Trust of 12/31/87  exchanged  13 shares of EB for 10 shares of
     GameStop Corp. (David D. Kim, is Trustee of this Trust). (1)

                                  Page 14 of 20

     John T. Kim Trust of  12/31/87  exchanged  13 shares of EB for 10 shares of
     GameStop Corp. (John T. Kim, is Trustee of this Trust).(1)

     Susan Y. Kim Trust of 12/31/87  exchanged  13 shares of EB for 10 shares of
     GameStop Corp. (Susan Y. Kim, is Trustee of this Trust). (1)

     EB Nevada Inc.  exchanged  11,569,100  shares of EB for 9,115,873 shares of
     GameStop Corp. (The Electronics  Boutique,  Inc. owns all of the issued and outstanding shares of capital stock of EB Nevada, Inc.). (1)

-----------------------
(1)  Following the April 10, 2006 sale  described  above in this Item 5(b),  the
     Kim Trusts, which are the David D. Kim Trust of December 31, 1987, the John
     T. Kim Trust of  December  31,  1987 and the Susan Y. Kim Trust of December
     31,  1987,  with  David  D. Kim as  trustee  of the  David D. Kim  Trust of
     December  31,  1987,  Susan Y. Kim as  trustee of the Susan Y. Kim Trust of
     December  31,  1987 and John T. Kim as  trustee of the John T. Kim Trust of
     December  31,  1987,  were deemed to hold  indirectly  4,115,873  shares of
     Common Stock through The Electronics Boutique,  Inc. and EB Nevada Inc. The
     trust  agreement  for each of these trusts  authorizes  the trustees of the trusts to vote the shares of common stock held by The Electronics Boutique,
     Inc.  and EB Nevada Inc, in their  discretion,  in concert with James Kim's family.  EB Nevada Inc. is a  wholly-owned  subsidiary  of The  Electronics
     Boutique,  Inc., all of the outstanding  capital stock of which is owned by
     James J. Kim and Agnes C. Kim (the parents of Susan Y. Kim, John T. Kim and
     David D. Kim) and the Kim Trusts listed above.

Since the initial  Schedule 13D filing described above, (i) on February 10, 2006
James J. Kim was granted 9,600  restricted  shares of Common Stock by the Issuer and (ii) on April 10,  2006 EB Nevada  Inc.  sold  5,000,000  shares of GameStop
Corp. to Citigroup Global Markets Inc. (the  "Underwriter")  at $46.60 per share
(before  underwriting  commissions and other offering  expenses) pursuant to the
Underwriting  Agreement  (as defined  below).  The February 10, 2006  restricted share grant was made to Mr. Kim in his  capacity  as a director  pursuant to the
Amended and Restated  GameStop Corp.  2001  Incentive Plan (the "Plan").  Of the
restricted  shares of Common Stock,  James J. Kim received on February 10, 2006, one-third  vest in equal  installments  on February 10 of each of the years 2007 through 2009.

EB Nevada Inc. sold such 5,000,000 shares pursuant to an Underwriting Agreement, dated April 10, 2006 (the "Underwriting Agreement"),  among the Underwriter, the
Issuer,  EB Nevada Inc. and Leonard Riggio (Mr.  Riggio  together with EB Nevada
Inc., the "Selling Stockholders"). The Underwriting Agreement contains customary representations,  warranties,  indemnities  and agreements by the Issuer and the
Selling  Stockholders.  The Issuer,  the Selling  Stockholders  and the Issuer's
executive  officers and directors have agreed with the  Underwriter not to sell, dispose  of or  hedge  any  shares  of the  Issuer's  Class A  common  stock  or
securities   convertible  into  Class  A  common  stock,  subject  to  specified exceptions,  for 45 days  after  the  date of the  Underwriting  Agreement.  The
description  herein  of  the  material  terms  of  the  Underwriting   Agreement
(including  the lock-up  agreement  attached as Exhibit A to Amendment  No. 1 of this Schedule 13D filed on April 10, 2006,  which is  incorporated  by reference herein) is qualified  in its  entirety by reference to the complete  text of the
Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the  Issuer's  Report  on Form 8-K filed  with the  Securities  and  Exchange
Commission on April 13, 2006.

     (c) On  February  9, 2007,  James J. Kim was  granted an  additional  9,600 restricted shares of Common Stock by the Issuer in his capacity as a director of the  Issuer  pursuant  to the  Plan,  and  these  shares  vest  in  three  equal installments  on  February  10 of each of the years 2008  through  2010.  Of the restricted  shares of Common Stock,  which James J. Kim received on February 10,
2006 as a director under the Plan, 3,200 shares vested on February 10, 2007.

As stated above,  in March 2007,  the Issuer  completed a 2 for 1 stock split of the shares of Common Stock.

EB Nevada Inc. sold on the open market  6,000,000  shares of Common Stock on May
2,  2007 at a price of $32.85  per  share in order to  engage  in other  passive investment opportunities.

     (d) Not applicable.

     (e) On May 2, 2007,  each of the  Reporting  Persons in this  statement  on
Schedule 13D ceased to be the beneficial  owner of more than five percent of the class of Common Stock.

                                  Page 15 of 20

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

     EB Nevada Inc. is a wholly-owned  subsidiary of The  Electronics  Boutique,
Inc., all of the outstanding capital stock of which is owned by James J. Kim and
Agnes C. Kim (the parents of Susan Y. Kim, John T. Kim and David D. Kim) and the
Kim Trusts,  which are the David D. Kim Trust of December 31, 1987,  the John T.
Kim Trust of December  31, 1987 and the Susan Y. Kim Trust of December 31, 1987.
David D. Kim is the  trustee  of the David D. Kim Trust of  December  31,  1987,
Susan Y. Kim is the trustee of the Susan Y. Kim Trust of  December  31, 1987 and
John T. Kim is the trustee of the John T. Kim Trust of December  31,  1987.  The
trust  agreement for each of these trusts  authorizes the trustees of the trusts to vote  the  shares  of  Common  Stock  common  stock  held by The  Electronics
Boutique,  Inc.  and EB Nevada Inc, in their  discretion,  in concert with James
Kim's family.

Item 7. Material to Be Filed as Exhibits.

     1.   Schedule I - Directors and Executive Officers.
     2.   Schedule II - Kim Family Reporting Persons.

                                  Page 16 of 20

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   May 7, 2007

/s/ James J. Kim*                                            May 7, 2007
James J. Kim

/s/ Agnes C. Kim*                                            May 7, 2007
Agnes C. Kim

/s/ David D. Kim*                                            May 7, 2007
David D. Kim, as Trustee

/s/ John T. Kim*                                             May 7, 2007
John T. Kim, as Trustee

/s/ Susan Y. Kim*                                            May 7, 2007
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*                                   May 7, 2007
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*                                    May 7, 2007
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*                                   May 7, 2007
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*                                   May 7, 2007
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By: /s/Memma S. Kilgannon                                    May 7, 2007
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

/s/Memma S. Kilgannon                                        May 7, 2007
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                  Page 17 of 20

                                    EXHIBIT A

This Agreement made by the undersigned  persons  certifies that each undersigned person  agrees that the  statement  on Schedule  13D to which this  Exhibit A is attached is filed on behalf of each of them  individually,  and who together may be deemed a group.

Each  undersigned  person further agrees that the  information as it pertains to each  undersigned  is accurate and complete,  and that each  undersigned  has no knowledge  or reason to  believe  that  information  as it  relates to the other persons making this filing is inaccurate.

/s/ James J. Kim*                                            May 7, 2007
James J. Kim

/s/ Agnes C. Kim*                                            May 7, 2007
Agnes C. Kim

/s/ David D. Kim*                                            May 7, 2007
David D. Kim, as Trustee

/s/ John T. Kim*                                             May 7, 2007
John T. Kim, as Trustee

/s/ Susan Y. Kim*                                            May 7, 2007
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*                                   May 7, 2007
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*                                    May 7, 2007
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*                                   May 7, 2007
         Susan Y. Kim, as Trustee

EB Nevada Inc.

By:      /s/ Susan Y. Kim*                                   May 7, 2007
         Name: Susan Y. Kim
         Title: Senior Vice President

The Electronics Boutique, Inc.

By: /s/Memma S. Kilgannon                                    May 7, 2007
         Name: Memma S. Kilgannon
         Title: Assistant Secretary

/s/Memma S. Kilgannon                                        May 7, 2007
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                  Page 18 of 20

                                   Schedule I

                        Directors and Executive Officers

                                 EB NEVADA INC.

------------------- --------------------------- --------------- ------------------------------------------------------
                                                                  Principal Occupation or Employment (including name,
                                                                 principal business, and address of any corporation
                                                                  or other organization in which such employment is
       Name                   Title              Citizenship                         conducted)
------------------- --------------------------- --------------- ------------------------------------------------------
James J. Kim        Director, President amp;       United States   Chairman of the Board and Chief Executive Officer,
                    Chief Executive Officer                     Amkor Technology, Inc., 1900 S. Price Road, Chandler,
                                                                AZ 85248; President, The Electronics Boutique, Inc.;
                                                                and President, CEO and Director, EB Nevada Inc.
------------------- --------------------------- --------------- ------------------------------------------------------
Susan Y. Kim        Director, Senior Vice       United States   Treasurer, The Electronics Boutique, Inc.; and
                    President, Chief                            Director, Senior VP, CFO, Secretary and Treasurer,
                    Financial Officer,                          EB Nevada Inc.
                    Secretary amp; Treasurer
------------------- --------------------------- --------------- ------------------------------------------------------
Agnes C. Kim        Director                    United States   Director, EB Nevada Inc.; Director, The Electronics
                                                                Boutique, Inc.
------------------- --------------------------- --------------- ------------------------------------------------------

                         THE ELECTRONICS BOUTIQUE, INC.

--------------------- ------------------- -------------------- -------------------------------------------------------
                                                                Principal Occupation or Employment (including name,
                                                               principal business, and address of any corporation or
                                                                   other organization in which such employment is
        Name                Title             Citizenship                            conducted)
--------------------- ------------------- -------------------- -------------------------------------------------------
    James J. Kim          President          United States     Chairman of the Board and Chief Executive Officer,
                                                               Amkor Technology, Inc., 1900 S. Price Road, Chandler,
                                                               AZ 85248; President, The Electronics Boutique, Inc.;
                                                               and President, CEO and Director, EB Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Susan Y. Kim          Treasurer          United States     Treasurer, The Electronics Boutique, Inc.; and
                                                               Director, Senior VP, CFO, Secretary and Treasurer, EB
                                                               Nevada Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
    Agnes C. Kim           Director          United States     Director, EB Nevada Inc.; and Director, The
                                                               Electronics Boutique, Inc.
--------------------- ------------------- -------------------- -------------------------------------------------------
  Memma Kilgannon         Assistant          United States     Assistant Secretary, The Electronics Boutique, Inc.
                          Secretary
--------------------- ------------------- -------------------- -------------------------------------------------------

                                  Page 19 of 20

                                   Schedule II

                                   Kim Family

--------------------- ------------------------------------------------------------------------------------------------
                        Principal Occupation or Employment (including name, principal business, and address of any
        Name                     corporation or other organization in which such employment is conducted)
--------------------- ------------------------------------------------------------------------------------------------

James J. Kim          Chairman of the Board and Chief Executive Officer, Amkor Technology, Inc., 1900 S. Price Road,
                      Chandler, AZ 85248; President, The Electronics Boutique, Inc.; and President and Director, EB
                      Nevada Inc.
--------------------- ------------------------------------------------------------------------------------------------

Agnes C. Kim          Director, EB Nevada Inc.; Director, The Electronics Boutique, Inc.
--------------------- ------------------------------------------------------------------------------------------------

Susan Y. Kim          Treasurer, The Electronics Boutique, Inc.; and Director, Secretary and Treasurer, EB Nevada
                      Inc.
--------------------- ------------------------------------------------------------------------------------------------

David D. Kim          Private Investor, 569 Portlock Road, Honolulu, HI 96825
--------------------- ------------------------------------------------------------------------------------------------

John T. Kim           Director, Amkor Technology, Inc., 1900 S. Price Road, Chandler, AZ  85248.
--------------------- ------------------------------------------------------------------------------------------------

                                  Page 20 of 20